Mail Stop 6010


      November 18, 2005

By U.S. Mail and Facsimile to (310) 473-3177

Mr. Robert M. Bernstein
Chief Executive Officer
Material Technologies, Inc.
Suite 707 11661 San Vicente Boulevard
Los Angeles, California 90049


	RE: 	Material Technologies
		Form 10-K / A for the Fiscal Year Ended December 31,
2004
Form 10-Q / A for the Quarterly Period Ended June 30, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2005
		File No. 333-23617


Dear Mr. Bernstein:

      We have reviewed your response letter dated September 27,
2005
and filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

General

1. Please refer to previous comment 1. As previously requested, please explain in detail why you believe you are not an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 ("Investment Company Act"). Please provide data indicating the value of your "investment securities" and total assets on an unconsolidated basis as of the fiscal year ended December 31, 2004 and tell us why the data does not impact your previously indicated conclusions that you are not an investment company. We may have further comments after a review of your response.

2. Please refer to previous comment 2. If your previous conclusions about how the Investment Company Act impacts you change and you believe you are an investment company under Section 3(a)(1)(C) of the
Act, please explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-1 of the Investment Company Act. We may have further comments after a review of your response.

Note 3 - Investments, page F-24

Marketable Securities, page F-25

3. Please refer to previous comment 5. We see disclosures in your September 30, 2005 Form 10-Q that for the nine months ended September
30, 2005, you adjusted your remaining investment in the Langley shares to market (net of the number of shares it would be required to sell back to Langley at September 30, 2005) and recorded an unrealized loss related to these shares of $350,209 in other comprehensive loss. Please tell us how you have valued and accounted for the net shares required to be returned to Langley. Future filings should clearly disclose how the shares required to be returned to Langley are valued and accounted for in your financial statements. We assume the excess of the carrying value of such net shares over their pending repurchase price was expensed in your operating statement. If not the case, tell us why and support your accounting for the valuation of these shares via references to the authoritative literature relied upon by you and your accountants when preparing your 2005 interim financial statements. We may have further comments after a review of your response.

Form 10-Q/A for the quarter ended June 30, 2005

Note 3 - Investments, page F-14

4. Please refer to previous comment 9. In regards to your share purchase agreement with Birchington Investments Limited
(Birchington)
and the Downside Price Protection feature, please tell us and revise future filings to disclose the following:

* how Birchington will pay for any escrow shares they are entitled to purchase and
* why it would ever be appropriate to record any differences in value between any consideration given and received to other comprehensive income.

Also, revise future filings to clearly indicate how you assess this cost investment for impairment and the results of the test at each balance sheet date presented. Please consider the guidance at ETIF
03-1 before preparing the requested future disclosures.

Form 10-Q for the quarter ended September 30, 2005

Item 4  Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures, page 37

5. We see disclosures herein that based on your evaluation of Disclosure Controls and Procedures, your Chief Executive Officer and
Chief Financial Officer have concluded that as of September 30, 2005, your disclosure controls and procedures were not effective at the reasonable assurance level due to various material weaknesses. Please tell us why after the same evaluations at December 31, 2004,
March 31, 2005 and June 30, 2005 you concluded your disclosure controls and procedures were effective and why you indicated in your previously filed 2004 annual and 2005 interim periodic reports that no significant changes were made in your internal controls or in other factors that could significantly affect your controls subsequent to December 31, 2004, March 31, 2005 and June 30, 2005. We may have further comments after a review of your response.


As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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Mr. Robert M. Bernstein
Material Technologies, Inc.
November 18, 2005
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